SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                          MICRON ENVIRO SYSTEMS, INC.,
                           A Nevada corporation (Exact
                 name of registrant as specified in its charter)

          NEVADA                                      98-0202-944
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

17920-105  Avenue,  Suite #200,  Edmonton,  Alberta,  Canada           T5S 2H5
(Address of registrant's principal executive offices)                 (Zip Code)

                                  780.951.4876
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

   Title of each class                       Name of Each Exchange on which
   to be so registered:                      each class is to be registered:

           None                                          None

Securities to be registered under Section 12(g) of the Act:

         Common Stock, Par Value $.001
                (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 17
                      Exhibit Index is specified on Page 16

                          Micron Enviro Systems, Inc.,
                              A Nevada corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                    Page
-----------------------                                                    ----

1.      Description of Business                                             3

2.      Management's Discussion and Analysis of Financial Condition
        and Results of Operations                                           6

3.      Description of Property                                             8

4.      Security Ownership of Certain Beneficial Owners and Management      8

5.      Directors, Executive Officers, Promoters and Control Persons        10

6.      Executive Compensation - Remuneration of Directors and Officers     12

7.      Certain Relationships and Related Transactions                      13

8.      Legal Proceedings                                                   13

9.      Market for Common Equity and Related Shareholder Matters            13

10.     Recent Sales of Unregistered Securities                             14

11.     Description of Securities                                           14

12.     Indemnification of Officers and Directors                           14

13.     Financial Statements                                                15

14.     Changes in and Disagreements with Accountants                       15

15.     Financial Statements and Exhibits

15(a)   Index to Financial Statements                                       15
        Financial Statements                                          F-1 through F-9

15(b)   Index to Exhibits                                                   16
        Exhibits                                                      E-1 through E-35

        Signatures                                                          17

Item 1.  Description of Business.

     Development of the Company. Strathcona Capital Corp., a Nevada corporation ("Company"), was incorporated in the State of Nevada on or about January 23, 1998. On or about January 22, 1999, the Company filed a Certificate of Amendment to its Articles of Incorporation changing its name to Micron Enviro Systems, Inc. The executive offices of the Company are located at 17920-105 Avenue, Suite #200, Edmonton, Alberta, Canada T5S 2H5. The Company's telephone number is 780.951.4876.

     Business of the Company. The Company was originally incorporated for the purposes of manufacturing low cost housing and acquiring technology related to the recycling of waste oil. Although remaining interested in the waste oil recycling business, the Company has nonetheless directed its attention and assets to acquiring an existing plastics manufacturing business. The Company plans to develop its own filter and cleaning products.

     On or about December 24, 1998, pursuant to a loan agreement, the Company conditionally acquired from Tangle Creek Cattle Co., a Canadian corporation ("Tangle Creek"), all of the assets including, but not limited to, all of the equipment and inventory of Dustcheck Filters, Inc. ("Dustcheck"). Tangle Creek had previously purchased those assets from the judicially appointed Receiver/Manager of Dustcheck. By separate agreement, the Company acquired the right to technology and intellectual property relating to a re-usable, non-mechanical electro-static air filter ("Filter"), as specified in Canadian Patent application #2,002785-1 which is continuing and is currently in the reference response period. The Filter was invented by Darrell Kosakewich, previous President and member of the Board of Directors of Dustcheck and currently a consultant for the Company. The Company has also researched and developed an all-purpose cleaning mitt ("Mitt") invented by Mr. Kosakewich. The Company anticipates that it will apply for United States patent protection for both the Filter and the Mitt.

     Dustcheck began operations in 1988 in Canada. Dustcheck's primary business purpose was the research and development of a re-usable, non-mechanical electro-static air filter to clean and sanitize circulated air at the supply point of a building's heating, ventilating or air conditioning system. Dustcheck's objective was to create a system which would remove dust and dust particulate such as mold, fungi, bacteria and dust mites from air circulated by furnaces and ventilating systems. Dustcheck set out to develop a filter which would improve current filter systems, in that the Filter would eliminate contaminants that current systems do not remove. The Company believes that Dustcheck was able, with the assistance of the Province of Alberta Research Council, to successfully develop a filtration system capable of removing minute dust particles.

     Standard furnace and air filters do not clean air adequately for people who suffer from asthma, allergies, hay fever and related respiratory problems. The Company believes that research indicates that the Filter, employing a re-usable and easily removed blended fiber filter membrane encased in a polypropylene support frame, efficiently removes dust particles one micron and larger. On or about March 19, 1999, the Company completed negotiations with HRC Tool & Die Mfg. Ltd. ("HRC"), the company that constructed the mold used to produce the Filter. Pursuant to those negotiations, HRC has committed to provide injection equipment to the Company and produce the Filter for the Company. The Company anticipates that it will produce the Filter in four (4) distinct lines. One line will be a cold air return filter ("Cold Filter") which attaches directly to a furnace. The other three lines of the Filter attach to a building's forced air exit points.

     The Mitt is a sleeve of blended synthetic fibers woven into a unique pattern that functions as a durable cleaning utensil for various surfaces. The Company anticipates that it will introduce the Mitt in trade shows in Canada and the United States in 1999. The Company anticipates developing spin-off products using the blended synthetic fibers used in both the Mitt and the Filter.

     Prior to the Company's purchase of the assets of Dustcheck, the Alberta Research Council and Dustcheck conducted tests on the Filter in accordance with the guidelines of the American Society of Heating, Refrigerating and Air Conditioning Engineers, Inc. ("A.S.H.R.A.E."). In the event any additional domestic or foreign regulatory agency requires approval and testing of the Filter prior to its commercial exploitation, the Company cannot provide any assurance that testing procedures will be successfully completed or, if completed, such tests will demonstrate that the Filter is safe and efficacious. There can also be no assurance that any required government approvals will be obtained. Accordingly, there can be no assurance that the Company will be able to market the Filter in the United States or any foreign country, other than Canada. The same is true for any other products that the Company may develop. Any failure by the Company or its collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse affect on the Company's revenues.

     Employees. The Company currently has no employees; however, the Company has entered into a letter of agreement with Mr. Kosakewich wherein Mr. Kosakewich has agreed to provide month to month consulting services to the Company. The letter of agreement anticipates the entering of a formal consulting agreement containing the terms and conditions specified in the letter. Management of the Company anticipates using consultants for business, accounting and engineering services on an as-needed basis. Because the Company anticipates entering into licensing and manufacturing agreements with third parties, the Company anticipates that it will require very few employees during the next fiscal year.

     Competition. The Company currently faces significant competition with respect to the Cold Filter and this competition may increase as new competitors enter the market. Several of these competitors may have longer operating histories and greater financial, marketing and other resources than the Company. With respect to all of the Company's products, there can be no assurance that the Company will be able to compete successfully with existing or new entrant companies. In addition, new product introductions or enhancements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competitive pressure could also lead to intensified price-based competition resulting in lower prices and profit margins particularly with respect to the Cold Filter. Such increased competitive pressure, lower prices and profit margins could adversely affect the Company's business and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The strategy of the Company for growth may be substantially dependent upon its ability to introduce successfully new products and expand into new markets. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. The Company might be required to refine and improve its products. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs.

     The Company competes directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company have not been developed or are not in development. The Company believes that many of these competitors have greater financial and other resources, and more experience in research and development, than the Company.

     Compliance with Environmental Laws. The Company has not been materially impacted by existing government regulation, nor is the Company aware of any probable government regulation that would materially affect its operations. However, the Company recognizes that its products and business may be significantly influenced by the constantly changing body of environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company makes significant efforts to comply with all applicable environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. The Company's costs in complying with environmental laws to date have been negligible.

     The Company's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of either the Mitt or the Filter; accordingly, as the Company is not presently manufacturing any products, management of the Company believes that the Company will not have material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state and local environmental laws, rules and regulations. However, at some time in the future, the research, development, manufacturing and production processes of the Company may involve the controlled use of hazardous materials. The Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") when this Form 10-SB is effective and will be obligated to provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The Filter. The Company anticipates initially marketing the Filter for use in individual housing units with forced air furnaces and air conditioning units. The Company intends to concentrate its initial marketing efforts in the United States and Canada. The Company believes that the general filter market grows each year with the increased installation of forced air heating and air conditioning in new home construction. The Company expects to enlist the help of professional marketers to design and implement a marketing program commensurate with projected revenues and available capital. As set forth above, on or about March 19, 1999, the Company completed negotiations whereby HRC has committed to provide injection equipment and produce filters on a production contract basis.

     The Company has reviewed the market research findings of Criterion Research Corp. ("Criterion"), a market research company retained by Dustcheck to conduct market research on the Filter in both Edmonton, Alberta, Canada and Los Angeles, California. The Company believes that Criterion's findings indicate a positive response from consumers in both potential markets to the Filter. No formal professional commissioned research has been conducted with regard to the Mitt. However, samples of the Mitt utilized in Canada have resulted in positive responses. The Company anticipates gathering information and advice from established telemarketing, Internet marketing and trade show marketers in order to determine market and advertising strategy for the commercial exploitation of the Mitt. The Company anticipates that it will, either directly or through agents, participate in trade shows in the United States and Canada with the hope of introducing the Mitt to retailers, wholesalers, distributors and marketing agents. The Company is currently negotiating, and hopes to finalize, a distribution contract with Fine Plastics Mexico S.A. for the distribution of the Mitt in Mexico and California.

     The Mitt. The material for the Mitt is woven in a mill in North Carolina on a contract basis utilizing weaving machines owned by the Company which are specifically designed for the material and pattern. The synthetic yarn used in the weaving is provided by a supplier located near the mill. The woven material is shipped to Edmonton, Alberta, Canada where it is manufactured into the Mitt by individuals paid on a per unit basis. The Company believes that this method of production avoids unnecessary staffing, employee benefit costs, labor management costs and production facility costs. The Company is currently investigating the possibility of finishing the Mitt in North Carolina and then shipping the finished product to Canada.

     The Company contemplates establishing and maintaining staff and facilities for the packaging, quality control and shipping of both the Filter and the Mitt.

     Product Liability. The business of the Company will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of cleaning and filtration products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects to consumers. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. Although the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

     Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company has completed a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's systems.

     Liquidity and Capital Resources. The Company had inventory valued at $13,018 at December 31, 1998.

     The Company anticipates that in 1999, it will enter into significant contracts for the development and sale of its current product line. The Company expects that, in the event it enters into such contracts, the Company's ability to market and sell its products will enhance its ability to pursue other debt and equity funding.

     As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates an expanding market for its products. The market study conducted by Criterion and reviewed by the Company indicates that individuals in large metropolitan cities are concerned with air quality. The Company plans to initially market the Filter to those households with allergy or asthma sufferers due to those households' increased emphasis on air quality. The Company believes by targeting initial marketing and promotional efforts towards the allergy and asthma market, the future market will evolve into a more generic market addressing general health concerns.

     The Company plans to market the Mitt to retailers, wholesalers, distributors and marketing agents on a large scale. The Company hopes that through product recognition and advertising, satisfaction with the Mitt will create a word-of-mouth market expansion which will sustain the Company's sales revenues.

     The Company's current business plan, which is subject to the availability of financing and other factors beyond the Company's control, anticipates: (i) the conclusion of production contracts with regard to the commercial production of the Mitt; (ii) the establishment of a warehouse and office for packaging, shipping and quality control of the Company's products; (iii) association with a marketing company to finalize the marketing strategy for the Mitt; (iv) finalizing agreements with trade show contractors to expose the Mitt to potential distributors and establish contracts for Filter distributors; (v) the production and distribution of the Mitt; and (vi) the potential acquisition of an existing plastics manufacturing company.

Item 3. Description of Property

     Property held by the Company. As of the date specified in the following table, the Company held the following property:

================================================================================
              Property                                    December 31, 1998
              --------                                    -----------------
Inventory                                                 $13,018
--------------------------------------------------------------------------------
Property and Equipment                                    $ 3,567
     Machines and equipment ($1,783)
     Molds ($1,784)
--------------------------------------------------------------------------------
Pre-patent rights                                         $ 1,248
================================================================================

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. The following are persons, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

     Title of Class             Name and Address                   Amount of            Percent of
     --------------             of Beneficial Owner                Beneficial Owner     Class
                                -------------------                ----------------     -----
     Common Stock               Huanita Holdings Co. Ltd.              350,000             7.0%
                                #51-51 Kennedy Ave
                                Nicosia, Cyprus

     Common Stock               KAS Holdings Ltd.                      425,000             8.5%
                                c/o Max J. Wandinger
                                Professional Corp.
                                630, 840-6th Ave., S.W
                                Calgary, Alberta, Canada
                                T3E 6W3

     Common Stock               Rahn and Bodmer                        425,000             8.5%
                                630, 840-6th Ave., S.W
                                Calgary, Alberta, Canada
                                T3B 4M3


     Common Stock               Romco Limited                          375,000             7.5%
                                36 Byron Ave
                                Nicosia, Cyprus

     Common Stock               Sharrich Holdings Ltd.                 375,000             7.5%
                                10 Bay Port Private
                                Ottawa, Ontario, Canada
                                K1V 0Z3

     Common Stock               Temple Securities Ltd.                 300,000             6.0%
                                Temple Building
                                Leeward Highway
                                P.O. Box 62
                                Providenciales Turks & Caicos Island
                                British West Indies

     Common Stock               Toibow Management                      300,000             6.0%
                                Services Ltd.
                                51 Karpenisi Street
                                Nicosia, Cyprus

     Common Stock               Zafrico Trading Co. Ltd.               250,250             5.0%
                                51 Karpenisi Street
                                Nicosia, Cyprus

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 75,000 shares of the Company's common stock, or approximately 1.5% of the issued and outstanding shares, as set forth on the following table:

                                                              Amount and
     Title of Class             Name and Address              Nature of            Percent of
     --------------             of Beneficial Owner           Beneficial Owner     Class
                                -------------------           ----------------     -----
     Common Stock           Rodney M. Hope                    25,000                   .5%
                            14016-90A Ave.
                            Edmonton, Alberta,
                            Canada T5R 4X5                    President,
                                                              Chief Executive Officer
                                                              and Director

     Common Stock           Jeffrey L. Standen                25,000                   .5%
                            Site 05 Box 07 RR 12
                            Calgary, Alberta,
                            Canada T3E 6W                     Secretary and Director

     Common Stock           Stan Schellenberger               25,000                   .5%
                            RR 01 Spruce Grove
                            Alberta, Canada T7X 2T4           Director


                            All officers and directors
                            as a group                        75,000                  1.5%

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
    Name                            Age                  Position
--------------------------------------------------------------------------------
Rodney M. Hope                       57     President, Chief Executive Officer,
                                            Treasurer and Director
--------------------------------------------------------------------------------
Jeffrey L. Standen                   45     Secretary and Director
--------------------------------------------------------------------------------
Stan K. Schellenberger               51     Director
================================================================================


     Rodney M. Hope is the President, Chief Executive Officer, Treasurer and a director of the Company. Mr. Hope graduated in 1964 from the University of Saskatchewan with a Bachelor of Arts and Science (Economics). In 1969, he also received from the University of Saskatchewan a Bachelor of Law degree. He held an associate lawyer's position from 1970 to 1972 at the law firm of McLennan-Ross, Hansen Joyce Law Firms and thereafter went into private practice from 1972 to 1977. He was a partner in the firm of Hope,

Thom and Johnson from 1978 to 1985, specializing in commercial and corporate law. From 1986 to 1988, Mr. Hope was the Chief Executive Officer and Legal Counsel to Sawridge Enterprises Ltd. From 1988 to 1990, Mr. Hope was the manager of the Hong Kong branch of Mountain Properties Ltd., a private corporation, syndicating investment capital and managing due diligence and business development of investment capital in China and Russia. From 1990 until 1994, Mr. Hope held the positions of President and Operations Manager of Superior Investment Corporation, a private corporation managing investment capital in the province of Saskatchewan. From 1993 to 1995, Mr. Hope served as President and Chief Executive Officer of Hytec Enviro Services Ltd., an operating company contracted to Calgary Overseas Ltd. and Luke Oil Subsidiary, Russia. In 1994, he became Chief Executive Officer and Chairman of the Board of Directors of Hytec Hydrocarbons Reclamation Ltd., a private corporation operating a business utilizing equipment to reclaim carbon-contaminated soils and solutions in the oil drilling industry. From 1994 to 1998, Mr. Hope was the President and Chief Operating Officer of S.A. Resource Management Ltd., a private corporation involved in business development and corporate, project and political due diligence for acquisition of oil and gas concessions in South and Central America. From 1990 to the present, Mr. Hope has been the President and Chief Operating Officer of Ideal Investment Corporation, a private venture capital corporation managing investment in various small business ventures. From 1986 to 1998, Mr. Hope also consulted to small businesses on restructuring, refinancing and efficiency evolution.

     Jeffrey L. Standen is currently the Secretary and a director of the Company. He earned a Bachelor of Arts degree in Economics from the University of Alberta in 1976. Beginning in 1977 to the present, he has belonged to the Canadian Association of Petroleum Landmen. In 1977, Mr. Standen worked for PanCanadian Petroleum Limited. In 1978 he began working for Canada Cities Service Ltd. as an area landman. Beginning in 1978 and continuing into 1981, he worked for Renaissance Resources Ltd. as a land manager. His responsibilities included preparation of contracts and industry negotiations. In 1981, Mr. Standen began working for Spirit Energy Corporation Ltd. as Vice President. At Spirit, Mr. Standen was not only responsible for all company petroleum land functions, but he also coordinated, with a brokerage firm, an underwriting and subsequent listing of the company on the Alberta Stock Exchange. In 1985, he became the Vice President and a director of Targa Energy Corporation where he was responsible for all negotiations and preparation of contracts as well as acting as government liaison. He also handled budgeting, well scheduling, operations and financing of all land acquisition and exploration activities in addition to organizing the original public financing and subsequent listing of the company on the Alberta Stock Exchange. From 1988 to 1993, Mr. Standen was the President, Chief Executive Officer and a director of Kinghorn Petroleum Corporation with the responsibility of initiating, financing and implementing all company exploration and development programs. In 1992, Mr. Standen became President, Chief Executive Officer and a director of Camrex Resources Ltd. and, in conjunction with the Board of Directors, was responsible for corporate management and establishing corporate philosophy and direction. From 1993 to present, Mr. Standen has held the positions of President, Chief Executive
Officer and a director of Canadian Leader Energy Inc. in charge of corporate management, coordination of private and public financing, and liaison with brokers and institutional investors in North America and Europe. Mr. Standen also currently holds the positions of President, Chief Executive Officer and a director of Charger Petroleums Ltd. where he is responsible for corporate management and exploration and development programs. He is also responsible for coordinating private and public financing as well as acting as liaison with brokers and institutional investors.

     Stan K. Schellenberger is currently a director of the Company. He graduated from the University of Alberta with a Bachelor of Science degree in Agriculture. Beginning in 1972 and continuing into 1988, Mr. Schellenberger was the regional manager for Bell and Sons Premix. From 1988 to 1990, he was the Chairman and Planning Secretariat of Alberta Agriculture. Beginning in 1990 and continuing into 1993, Mr. Schellenberger was the Assistant Deputy Minister of the Policy and Planning Division of Alberta Economic

Development and Tourism, where he organized and produced the government of Alberta's "Toward 2000 Together" initiative that lead to the writing of Seizing Opportunity, Alberta's economic strategy. Mr. Schellenberger has been Assistant Deputy Minister of Industry for the Technology and Research Division of Alberta Economic Development and Tourism since February 1993, where he established the Project Management System to help employees focus on goals and objectives, managed a significant budget, and identified substantial development and investment opportunities for the province. Currently, he is the President and owner of (i) Mattstan Consulting Ltd.; (ii) Tradeseas Corporation; and (iii) Pinnacle Transportation Accessories. Mr. Schellenberger is part owner and an officer of (i) Latitude Logistics (Alberta) Ltd.; (ii) Canada Overseas Trade Corp.; and (iii) 780174 Alberta Ltd. He also has privatized Alberta Intermodel Services for the government. During his career, Mr. Schellenberger has been (i) a member of the Board of Directors of Centre of Engineering Research, Prince Rupert Grain Ltd. and Institute of Pharmco-Economics; (ii) Chairman of the Board of Directors of Alberta Intermodel Services Ltd.; and (iii) an Alberta government representative on the Program Review Committee-Westaim. In addition, he has (i) received The Distinguished Professional Achievement Award from the Faculty of Agriculture and Forestry at the University of Alberta; (ii) been named Parliamentary Secretary of both the Federal Minister of Indian and Northern Affairs and Western Diversification and the Federal Minister of Health; and (iii) been named Honorary Chief of the Four Nations Hobbema.

     None of the above listed persons share any familial relationship. Other than the persons listed above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.
All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Hope, Mr. Standen or Mr. Schellenberger from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are Mr. Hope, Mr. Standen or Mr. Schellenberger the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

================================================================================
Name of individual or             Capacities in which              Aggregate
Identity of Group               Remuneration was received          Remuneration
--------------------------------------------------------------------------------
All Executive Officers          None                               None
================================================================================

     None of the executive officers or directors of the Company, including the Chief Executive Officer, currently earn either compensation or remuneration from the Company for services provided in their official capacities.

Item  7. Certain Relationships and Related Transactions

     Transactions with Promoters. Soon after formation of the Company, Rodney Hope provided the Company with: (i) project investigation and coordination services; (ii) project due diligence services; and (iii) project management services. Mr. Hope did not receive any shares of common stock of the Company, or any other remuneration, for those services.

     Related Party Transactions. As specified above, on or about December 24, 1998, pursuant to a loan agreement, the Company conditionally acquired from Tangle Creek all of the assets, including, but not limited to, all of the equipment and inventory of Dustcheck. Tangle Creek had previously purchased those assets from the judicially appointed Receiver/Manager of Dustcheck. As specified above, by separate agreement, the Company acquired the right to the technology and intellectual property of the Filter. At the time of the transaction with Tangle Creek, Rodney M. Hope, President, Chief Executive Officer, Treasurer and a director of the Company was, and still is, the President and 100% shareholder of Tangle Creek; therefore, the transaction was not conducted at arms-length. The Company's obligation to Tangle Creek is evidenced by a short-term note payable in the amount of CDN$18,654, unsecured, bearing no interest and due and payable on or before June 24, 1999, without notice and upon demand. Mr. Hope is also the current President and Chief Operating Officer of Ideal Management, Inc., a Canadian corporation, which provides business management services to the Company and is paid CDN$3,500 per month for these services.

     The Company formerly occupied office space provided by Tangle Creek for which Tangle Creek was not provided compensation. Beginning on or about March 1, 1999, the Company relocated to a new facility where it currently pays CDN$1,100 a month rent.

     As of March 31, 1999, Tangle Creek has also advanced a total of CDN$48,906 on the Company's behalf as operational loans for operational expenses (accounting, legal, travel, etc.) for which Tangle Creek is currently invoicing the Company.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9.  Market for Common Equity and Related Stockholder Matters

     There is currently no market for the Company's common stock, although the Company anticipates applying to participate in the OTC Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc.

     On January 22, 1999, the Company effected a reverse stock split of one share of common stock for every two shares held, reducing the Company's issued and outstanding common stock to 5,000,000 shares. Also, on that date, the Company reduced its authorized shares from 200,000,000 shares of common stock, with a stated par value of $.001, to 100,000,000 shares of common stock with no stated par value. Also, on January 22, 1999, the Company changed the authorized capitalization of the Company from 100,000,000 shares of common stock with no stated par value to 200,000,000 shares of common stock with a stated par value of $.001.

     As of April 15, 1999, there were approximately 36 holders of the Company's common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item  10.  Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about January 29, 1998, the Company sold 10,000,000 shares of its $0.001 par value common stock for $0.001 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $10,000. The proceeds of the offering were used to pay for organizational fees and provide working capital.

Item  11.  Description of Securities

     The Company is authorized to issue 200,000,000 shares of common stock, with a stated par value of $.001, each share of common stock having equal rights and preferences, including voting privileges. As of February 2, 1999, 5,000,000 shares of the Company's common stock were issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12.  Indemnification of Directors and Officers

     Currently, there are no provisions in either the Company's Articles of Incorporation or the Company's Bylaws which provide for the indemnification of officers and directors from personal liability to the Company or any of its stockholders for monetary damage for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. The Company anticipates that it will execute amendments to the Company's Articles of Incorporation in order to provide for such indemnification. Notwithstanding the foregoing, a person specifically covered by the anticipated amendments to the Company's Articles of Incorporation shall still be liable to the extent provided by applicable law for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

     Notwithstanding the amendment to the Company's Articles of Incorporation allowing for the indemnification of officers and directors, the Company anticipates that it will enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company agrees to indemnify each such director and executive officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such director and officer in connection with any criminal or civil action brought or threatened against such director or officer by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, the officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item  13.  Financial Statements

     Copies  of the  Company's  Financial  Statements  specified  in  Regulation
228.310 (Item 310) are filed with this Registration  Statement,  Form 10-SB (see
Item 15 below).


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                             Page
                                                                ----

Independent Auditor's Report                                     F-1

Balance Sheets as of December 31, 1998                           F-2

Statement of Operations as of December 31, 1998                  F-3

Statement of Shareholders' Equity
for the period ending December 31, 1998                          F-4

Statement of Cash Flows for the period ending
 December 31, 1998                                               F-5

Notes to Financial Statements                                    F-6 through F-9

(b) Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                              Page
-----------------                                              ----

1         Corporate Charter of Strathcona Capital              E-1
          Corporation (Charter document)

2         Articles of Incorporation of                         E-2 through E-4
          Strathcona Capital Corporation

3         Certificate of Amendment to the                      E-5 through E-6
          Articles of Incorporation of
          Strathcona Capital Corporation
          Authorizing the name change

4         Bylaws of Strathcona Capital                         E-7 through E-18
          Corporation (Instrument defining
          the rights of Security holders)

5         Bill of Sale for the Purchase by                     E-19 through E-32
          Strathcona Capital Corporation from
          Tangle Creek Cattle Co. of Dustcheck Assets and Promissory Note Executed by
          Strathcona Capital Corporation in Favor
          of Tangle Creek Cattle Co.

6         Letter of Agreement Between Ideal                    E-33
          Management Inc. and Micron Enviro
          Systems for Management Services

7         Letter of Agreement Between Micron                   E-34 through E-35
          Enviro Systems and Darrell Kosakewich
          for Consulting Services

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Alberta, Canada, on May ___, 1999.

                                                  Micron Enviro Systems, Inc.,
                                                  a Nevada corporation

                                                  By:  _________________________
                                                           Rodney Hope
                                                  Its:     President

                           MICRON ENVIRO SYSTEMS, INC.
                       (Formerly Strathcona Capital Corp.)
                          (A Development Stage Company)
                              Financial Statements




                                December 31, 1998





                              WILLIAMS & WEBSTER PS
                            Certified Public Accounts
                            Seafirst Financial Center
                           W 601 Riverside, Suite 1970
                                Spokane, WA 99207
                                 (509) 838-5111

                           MICRON ENVIRO SYSTEMS, INC.
                       (Formerly Strathcona Capital Corp.)
                          (A Development Stage Company)

                                TABLE OF CONTENTS



ACCOUNTANTS' REPORT                                                           1

FINANCIAL STATEMENTS

         Balance Sheet                                                        2

         Statement of Operations and Accumulated Deficit                      3

         Stockholders' Equity                                                 4

         Statement of Cash Flows                                              5

NOTES TO FINANCIAL STATEMENTS                                                 6

                     [LETTERHEAD OF WILLIAMS & WEBSTER, PS]



Board of Directors
Micron Enviro Systems, Inc.
14016 - 90A Avenue
Edmonton, Alberta
Canada T5R 4X5


                          Independent Auditor's Report

We have audited the accompanying balance sheet of Micron Enviro Systems, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and accumulated deficit, cash flows, and stockholders' equity for the period from January 16, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micron Enviro Systems, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from January 16, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on January 16, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.
Spokane, Washington
February 26, 1999

                          MICRON ENVIRO SYSTEMS, INC.
                      (FORMERLY STRATHCONA CAPITAL CORP.)
                         (A Development Stage Company)
                                 BALANCE SHEET
                               December 31, 1998

ASSETS
  CURRENT ASSETS
    Inventory                                                        $13,018
                                                                     -------

  PROPERTY AND EQUIPMENT
    Machines and equipment                                             1,783
    Molds                                                              1,783
                                                                     -------
       TOTAL PROPERTY AND EQUIPMENT                                    3,567
                                                                     -------
  OTHER ASSETS
    Pre-Patent Rights                                                  1,248
    Organizational Costs, net of $375 amortization                     2,125
                                                                     -------
       TOTAL OTHER ASSETS                                              3,373
                                                                     -------

    TOTAL ASSETS                                                     $19,958
                                                                     =======


LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
    Notes payable - short term                                       $18,654
                                                                     -------
       TOTAL CURRENT LIABILITIES                                      18,654
                                                                     -------
STOCKHOLDERS' EQUITY
    Common stock, 200,000,000 shares authorized,
     $.001 par value;  10,000,000 shares issued and
     outstanding                                                      10,000
    Accumulated deficit during developmental stage                    (8,696)
                                                                     -------
    TOTAL STOCKHOLDERS' EQUITY                                         1,304
                                                                     -------
        TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                    $19,958
                                                                     =======



   The accompanying notes are an integral part of these financial statements.

                           MICRON ENVIRO SYSTEMS, INC.
                      (FORMERLY STRATHCONA CAPITAL CORP.)
                         (A Development Stage Company)
                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                     For the Period Ended December 31, 1998



REVENUES                                                           $       --
COST OF GOODS SOLD                                                         --
                                                                   ------------
    GROSS MARGIN ON SALES                                                  --
                                                                   ------------
EXPENSES
   Accounting & Legal                                                     1,621
    Office Expense                                                          400
    Professional services                                                 5,200
    Travel Expense                                                        1,100
    Amortization                                                            375
                                                                   ------------
         TOTAL EXPENSES                                                   8,696
                                                                   ------------
NET LOSS FROM OPERATIONS                                                 (8,696)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                     --
                                                                   ------------

ACCUMULATED DEFICIT, ENDING BALANCE                                $     (8,696)
                                                                   ============
   NET LOSS PER COMMON SHARE                                       $       nil
                                                                   ============
   WEIGHTED AVERAGE NUMBER
     OF COMMON STOCK SHARES OUTSTANDING                              10,000,000
                                                                   ============



   The accompanying notes are an integral part of these financial statements.

                           MICRON ENVIRO SYSTEMS, INC.
                      (FORMERLY STRATHCONA CAPITAL CORP.)
                         (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY
                     For the period Ended December 31, 1998

                                                  Common Stock
                                             -----------------------
                                                                                     Total
                                              Number                  Accumulated    Stockholders'
                                             of Shares      Amount      Deficit      Equity
                                             ----------   ----------   ----------    ----------
Issuance of common stock in January, 1998:
    For cash at $.001 per share              10,000,000   $   10,000   $      --     $   10,000


Loss for period ending,  December 31, 1998                                 (8,696)   $   (8,696)

                                             ----------   ----------   ----------    ----------

Balance,                                     10,000,000   $   10,000   $   (8,696)   $    1,304
     December 31, 1998
                                             ==========   ==========   ==========    ==========

                           MICRON ENVIRO SYSTEMS, INC.
                       (FORMERLY STRATHCONA CAPITAL CORP.)
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                     For the Period Ended December 31, 1998


Cash flows from operating activities:
  Net Loss                                                                         $ (8,696)
  Adjustments to reconcile net loss
    to net cash used by operating activities:
  Amortization                                                                          375
  Expenses paid by Note Payable                                                         821
                                                                                   --------
Net cash used in operating activities                                                (7,500)
                                                                                   --------

Cash flows from investing activities
  Organizational Costs                                                                (2500)
                                                                                   --------

Cash flows from financing activities:
  Proceeds from Sale of Common Stock                                                 10,000
                                                                                   --------

Change in Cash                                                                            0
                                                                                   ========

Cash, beginning of period                                                              --

Cash, end of period                                                                    --

   Interest paid                                                                   $   --
                                                                                   ========
   Income taxes paid                                                                   --
                                                                                   ========

NON-CASH TRANSACTIONS
   In December 1998,  the Company  acquired the  technology and product lines being  developed  from  another  party  as part of the  following  non-cash transaction:
   Note issued for purchase of property and equipment                              $(18,654)
   Inventory                                                                         13,018
   Property, Plant & Equipment                                                        3,567
   Intangible Assets                                                                  1,248
   Accounting & Legal Charge to Operations                                              821



   The accompanying notes are an integral part of these financial statements.

                           MICRON ENVIRO SYSTEMS,INC.
                       (FORMERLY STRATHCONA CAPITAL CORP.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Micron Enviro Systems, Inc., formerly Strathcona Capital Corp (hereinafter "the Company"), was incorporated in January 1998 under the laws of the State of Nevada primarily for the purpose of owning and operating the manufacture of a low cost housing project and to acquire a technology related to the recycling of waste oil. While maintaining continued due diligence and a contractual interest in the waste oil recycling venture, the Company has redirected its assets to acquiring an existing high tech manufacturing business. In December 1998, the Company acquired the inventory and equipment of a company in receivership (Dustcheck Filters, Inc.). The Company is currently developing marketing and manufacturing plans for the products acquired. In 1999, the Company will begin to sell an advanced cleaning mitt and a reusable non-mechanical electrostatic air filter. The name change to Micron Enviro Systems, Inc. was effective on January 22, 1999. The Company maintains an office in Edmonton, Alberta, Canada.

The Company is in the development stage, and as of December 31, 1998 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Micron Enviro Systems, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in January, 1998. It is primarily engaged in developing and marketing a re-usable, non-mechanical electro-static air filter and a cleaning mitt for household purposes.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $8,696 for 1998. At December 31, 1998, current liabilities exceed current assets by $5,636. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and

                           MICRON ENVIRO SYSTEMS,INC.
                       (FORMERLY STRATHCONA CAPITAL CORP.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management is currently exploring a number of opportunities for development of its current product lines. Management anticipates significant contracts being acquired in early 1999 and is currently in negotiation on such contracts. The ability to actually sell products in 1999 will enhance management plans to pursue other debt and equity funding. Management is currently expecting to register this Company with the Securities and Exchange Commission in 1999.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998, the Company had net operating loss of approximately $8,696. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                           MICRON ENVIRO SYSTEMS,INC.
                       (FORMERLY STRATHCONA CAPITAL CORP.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation of Foreign Currency

The Company has adopted Financial Accounting Standard No. 52. The Canadian foreign exchange rate has remained approximately the same since inception therefore, there are no material exchange rate transaction gains or losses. In the future, the Company will record such transactions in the Statement of Stockholders' Equity.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation and amortization are five and three years. The following is a summary of property, equipment and accumulated depreciation and amortization:

                      Cost
                      ----
Knitting machines   $1,793
Molds                1,793
                     -----
                    $3,567
                    ======


The assets were acquired at the end of the year. The property and equipment will be place in service and depreciation will begin in 1999.

NOTE 4 - INTANGIBLE ASSETS

During the period ended December 31, 1998, Micron Enviro Systems, Inc. incurred organization costs of $2,500. These organization costs are being amortized over the useful life of sixty months beginning April 1, 1998. During the period ending December 31, 1998, $375 was recorded as amortization of organization costs.

                           MICRON ENVIRO SYSTEMS,INC.
                       (FORMERLY STRATHCONA CAPITAL CORP.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 5 - DETAILS OF SHORT-TERM DEBT

Short-term note payable consists of the following at December 31, 1998:

Tangle Creek Cattle Co.                          $18,654

The note payable is unsecured, bears no interest and is due on June 24, 1999. The Company acquired the rights and materials for its products through this advance from Tangle Creek Cattle Co.

NOTE 6 - COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.001 per share, under Regulation D, Rule 504. On January 22, 1999, the Company completed a reverse stock split of one share of common stock for every two shares held, reducing the Company's outstanding Common Stock to 5,000,000 shares.

NOTE 7 - RELATED PARTIES

The President of the Company is also the president and stockholder of Tangle Creek Cattle Co. and Ideal Management, Inc., both of which have, subsequent to 1998, advanced funds to the Company. Tangle Creek Cattle Co. advanced funds to acquire the inventory and equipment for the Company in the form of a note payable (See Note 5). The Company occupies office space provided by Tangle Creek Cattle Co.

NOTE 8 -  COMMITMENTS AND CONTINGENCIES

Tangle Creek Cattle Co. from whom the Company purchased property and with whom it has entered into a loan agreement, owes an amount due its attorneys which is included in the Note payable on the Company's books of $821.

The Company is currently in negotiations with a prior supplier which had provided research and development of the Company's filter system. These negotiations may result in a continuing contract for a year of services at $2500 per month and a common stock bonus of 50,000 shares.